UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, May 2024

Commission File Number 001-41813

TURBO ENERGY, S.A.

(Translation of registrant’s name into English)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Issuance of Press Release

On May 6, 2024, Turbo Energy, S.A. issued a press release announcing that it has filed a patent application with the Spanish Patent and Trademark Office for its Sunbox Commercial & Industrial product.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibits

Exhibit No.	Description

Exhibit 99.1	Press Release titled “Turbo Energy Files Patent Application in Spain for its Sunbox Commercial and Industrial Product” dated May 6, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2024	Turbo Energy, S.A.

	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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